Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Loss	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7- F8

Notes to Condensed Interim Consolidated Financial Statements	F9- F21

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2015	December 31, 2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,723	$27,726
Restricted cash	68,405	25,983
Restricted cash held by trustees	1,204	15,441
Trade receivables, net	38,731	57,728
Inventories	28,830	25,112
Other current assets	16,036	14,760

Total current assets	180,929	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	7,690	8,085
Long-term restricted cash	177	216
Other long-term receivables	7,081	12,124

Total long-term investments and receivables	14,948	20,425

PROPERTY AND EQUIPMENT, NET	85,972	90,893

INTANGIBLE ASSETS, NET	18,597	22,970

GOODWILL	43,468	63,870

Total assets	$343,914	$364,908

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2015	December 31, 2014
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$9,124	$15,857
Current maturities of long-term loans	4,557	4,595
Trade payables	14,661	22,850
Accrued expenses	20,284	22,475
Advances from customers	58,545	2,940
Advances from customers held by trustees	2,614	12,858
Other current liabilities	17,349	18,587

Total current liabilities	127,134	100,162

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	21,680	26,271
Accrued severance pay	7,489	8,157
Other long-term liabilities	4,380	5,179

Total long-term liabilities	33,549	39,607

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at September 30, 2015 and December 31, 2014; Issued and outstanding 44,291,647 and 42,730,424 shares as of September 30,2015 and December 31, 2014, respectively	2,046	1,966
Additional paid-in capital	883,803	876,624
Accumulated other comprehensive loss	(3,502)	(1,420)
Accumulated deficit	(699,116)	(652,031)

Total equity	183,231	225,139

Total liabilities and equity	$343,914	$364,908

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2015	2014
	Unaudited	Unaudited
Revenue:
Products	$79,511	$107,056
Services	50,350	54,980

Total revenue	129,861	162,036

Cost of revenue:
Products	57,625	73,611
Services	38,512	30,562

Total cost of revenue	96,137	104,173

Gross profit	33,724	57,863

Operating expenses:
Research and development costs, net	18,680	19,029
Selling and marketing expenses	18,725	25,280
General and administrative expenses	15,226	14,011
Restructuring costs	986	-
Goodwill impairment	20,402	-

Operating loss	(40,295)	(457)

Financial expenses, net	(5,850)	(1,898)

Loss before taxes on income	(46,145)	(2,355)
Taxes on income	740	783

Net loss from continuing operations	$(46,885)	$(3,138)
Net loss from discontinued operation	$(200)	$(795)
Net loss	$(47,085)	$(3,933)

Net loss per share (basic and diluted):
Continuing operations	$(1.08)	$(0.07)
Discontinued operation	$(0.00)	$(0.02)
Total net loss per share	$(1.08)	$(0.09)

Weighted average number of shares used in computing net loss per share:
Basic and diluted	43,436,470	42,371,039

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited	Unaudited

Net loss	$(47,085)	$(3,933)
Other comprehensive loss
Foreign currency translation adjustments	(2,702)	(1,281)
Reclassification adjustments for realizes loss on hedging instruments, net	788	122
Unrealized loss on hedging instruments, net	(168)	(902)

Total comprehensive loss	$(49,167)	$(5,994)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2014	42,125,774	$1,932	$873,045		$1,591	$(650,535)	$226,033
Issuance of restricted share units (RSU)	332,650	19	-		-	-	19
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,427		-	-	2,427
Exercise of stock options	272,000	15	1,152		-	-	1,167
Comprehensive loss	-	-	-		(3,011)	(1,496)	(4,507)

Balance as of December 31, 2014	42,730,424	1,966	876,624		(1,420)	(652,031)	225,139
Issuance of restricted share units (RSUs)	277,175	14	-		-	-	14
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	1,665		-	-	1,665
Exercise of stock options	1,284,048	66	5,514		-	-	5,580
Comprehensive loss	-	-	-		(2,082)	(47,085)	(49,167)

Balance as of September 30, 2015 (unaudited)	44,291,647	$2,046	883,803	$	*) (3,502)	$(699,116)	$183,231

*)	As of September 30, 2015 the comprehensive loss consists of $ 3,316 foreign currency translation adjustments and $ 186 unrealized loss on hedging instruments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited
Cash flows from continuing operations:

Cash flows from operating activities:

Net Loss	$(47,085)	$(3,933)
Net loss from discontinued operation	(200)	(795)
Net loss from continuing operations	$(46,885)	$(3,138)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	11,459	11,626
Goodwill impairment	20,402	-
Stock-based compensation of options and RSUs related to employees and non- employees	1,665	1,843
Accrued severance pay, net	(274)	42
Accrued interest and exchange rate differences on short and long-term restricted cash, net	207	464
Exchange rate differences on long-term loans	(221)	(311)
Capital loss from disposal of property and equipment	121	241
Deferred income taxes	11	(56)
Decrease in trade receivables, net	16,730	1,538
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	862	(11,731)
Increase in inventories	(4,911)	(1,226)
Increase in restricted cash directly related to operating activities	(52,736)	-
Decrease in trade payables	(7,647)	(4,704)
Increase (decrease) in accrued expenses	(509)	1,491
Increase (decrease) in advances from customer	55,616	(12,424)
Decrease in advances from customer, held by trustees	(8,411)	(65)
Decrease in other current liabilities and other long-term liabilities	(406)	(7,177)

Net cash used in operating activities	(14,927)	(23,587)

Cash flows from investing activities:

Purchase of property and equipment	(3,109)	(12,195)
Investment in restricted cash held by trustees	(6,109)	(5,914)
Proceeds from restricted cash held by trustees	18,649	8,625
Investment in restricted cash (including long-term)	(22,411)	(10,581)
Proceeds from restricted cash (including long-term)	32,559	232

Net cash provided by (used in) investing activities	$19,579	$(19,833)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited

Cash flows from financing activities:

Issuance of RSUs and exercise of stock options	$5,594	$748
Capital lease payments	(407)	(86)
Payment of obligation related to the purchase of intangible assets	(500)	(500)
Proceeds from (repayment of) short-term bank credit, net	(3,811)	14,177
Repayments of long-term loans	(4,409)	(4,484)

Net cash provided by (used in) financing activities	(3,533)	9,855

Effect of exchange rate changes on cash and cash equivalents	(1,122)	(221)

Decrease in cash and cash equivalents	(3)	(33,786)
Cash and cash equivalents at the beginning of the period	27,726	58,424

Cash and cash equivalents at the end of the period	$27,723	$24,638

Supplementary cash flow activities:

(1)	Cash paid during the period for:
	Interest	$1,499	$1,692

	Income taxes	$362	$1,432

(2)	Non-cash transactions-

	Classification from inventories to property and equipment	$996	$3,511

	Classification from property and equipment to inventories	$14	$1,254

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of end-to-end broadband satellite communication (“Satcom”), network solutions and services. The Group designs, manufactures and provide full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals (“VSATs”), solid-state power amplifiers (“SSPAs”), block up converters (“BUCs”), low-profile antennas and on-the-Move/on-the-Pause terminals.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, fast to deploy, end-to-end communications regardless of the number of sites or their geographic locations. In addition, the Company provides integrated small cell solutions with its satellite backhaul for the cellular market.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 10.

The Company’s business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility (previously named Defense) and Services Divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services and comprehensive turnkey solutions. Commercial Division customers include:  service providers, satellite operators, mobile network operators (“MNOs”), telecommunication companies (“Telcos”) and large enterprises worldwide. The Commercial Division is focusing on high throughput satellite (“HTS”) initiatives worldwide and is driving meaningful partnerships with satellite operators to leverage the Company’s technology and breadth of services to deploy and operate the ground segment.

•
Mobility Division provides on-the-Move/on-the-Pause satellite communication products and solutions to in flight connectivity (“IFC”) service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The Mobility Division provides solutions on land, sea and air, while placing a major focus on the high-growth market of commercial IFC, with its unique leading technology. In addition, the division includes the operations of the Company’s subsidiary, Wavestream Corporation (“Wavestream”), whose sales are primarily to IFC integrators as well as defense industry integrators.

•
Service Division - provides managed network and services for rural broadband access through the Company’s subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Gilat's terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools worldwide. The Services Division turnkey solutions supply network infrastructure, ensure high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

b.
The Company depends on a major supplier for certain components and services for the production of its products and to provide services. If this supplier fails to deliver or delays the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause additional incremental costs  or a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

c.	Impairment of goodwill related to Wavestream

The continuing pressure on the Department of Defense (“DoD”) budget in the United State along with delayed orders from other clients as well as other factors, resulted in a decline in Wavestream's actual revenues and operational results during the nine months ended September 30, 2015 compared to budget and forecasted projections. These factors were considered by the Company's management as indicators of a potential impairment of Wavestream's tangible, intangible assets and goodwill.

In accordance with ASC 350, following the identification of the impairment indicators, the Company performed a goodwill impairment test as of September 30, 2015, which resulted in a goodwill impairment of $ 20,402 attributable to the Wavestream reporting unit. This impairment was recorded as part of “Goodwill impairment” in the Statement of Operations and is attributed to the Mobility Division.

The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and discounted rate of 13%.

In addition, these factors required the Company to evaluate the fair value of Wavestream's tangible and intangible assets based on the updated future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment" (“ASC 360"). The projected undiscounted cash flows as of September 30, 2015 indicated that the carrying amount of Wavestream's tangible and intangible assets should not be impaired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2014, are applied consistently in these interim financial statements.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

The Company also applies the provisions of ASC 810 which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, dirección de conectividad (“DirCon”), which was formerly known as Compartel. The DirCon projects were originally awarded to Gilat’s Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional DirCon project that was awarded to Gilat Colombia in 2011 was completed in December 2013. Gilat Colombia was awarded another DirCon project in 2013 which is scheduled to be completed in 2018.

As required by the DirCon projects' bid documents, the Group established trusts (the "Trusts") and entered into governing trust agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidies provided by DirCon (each a "Subsidy" and collectively the “Subsidies”) until they are released in accordance with the terms of each Subsidy and paid to the Group. The Trusts are a mechanism to allow the government of Colombia to review the amounts of each Subsidy and verify that such funds are used in accordance with the transaction documents of each project and the terms of the Subsidy. Gilat Colombia generates revenues from the Subsidies as well as from the use of the networks that it operates.

The Trusts are considered VIEs and Gilat Colombia is identified as the primary beneficiary of the Trusts.

Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a VIE. As the assessment of Company's management is that the Company has the power to direct the activities of a VIE that most significantly impact the VIE's activities ( the responsibility for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE’s economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of September 30, 2015 and December 31, 2014, the Trusts' assets amounted to $1,204 and $15,441, respectively. These assets are consolidated within the financial statements of the Company and are classified as "Restricted cash held by trustees".

As of September 30, December 31, 2014, the Trusts' liabilities amounted to $2,614 and $12,858, respectively. These liabilities are consolidated within the financial statements of the Company and mainly classified as "Short-term advances from customers, held by trustees".

c.	Impact of recently issued accounting standards:

In May 2014, FASB and IASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606), Presentation of new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS, which is effective for annual reporting periods beginning after December 15, 2016. ASU 2014-09 will require the core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

In July 2015, the FASB affirmed its proposal to defer the effective date of the guidance in ASU 2014-09 for all entities by one year. As a result, if the proposal is formally adopted by the issuance of a new ASU, the new revenue standard (currently discussed in ASU 2014-09) would be effective for the Company for annual reporting periods beginning after December 15, 2017. The FASB also affirmed its proposal to permit all entities to early adopt the guidance in the new revenue standard, but not before annual periods beginning after December 15, 2016. The Company is currently in the process of evaluating the effect the adoption of ASU 2014-09 may have on its consolidated financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The condensed consolidated balance sheet at December 31, 2014 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2014 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 1, 2015.

NOTE 4:           INVENTORIES

a.	Inventories are comprised of the following:

	September 30,	December 31,
	2015	2014
	Unaudited

Raw materials, parts and supplies	$8,036	$8,130
Work in progress	7,515	5,477
Finished products	13,279	11,505

	$28,830	$25,112

b.	Inventory write-offs for the nine months ended September 30, 2015 and 2014, totaled $1,423 and $915, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	COMMITMENTS AND CONTINGENCIES

a.	Legal and tax contingencies:

1.
In 2003, the Brazilian tax authority filed a claim against the Company's subsidiary in Brazil (an inactive company), for the payment of taxes allegedly payable by the subsidiary in the amount of approximately $4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level Brazilian courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision, which cancelled a significant portion of the claim, but upheld two items of the assessment. Under this decision, the subsidiary's principal liability was reduced to approximately $1,500. This decision was appealed by both the subsidiary and the Brazilian tax authorities.

In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice and to the Brazilian Supreme Court. In October 2014, the appeals were not admitted by the São Paulo Court of Appeals and the subsidiary filed appeals on such decision, which are pending. Based on external counsel's opinion, the Company believes that the subsidiary has a reasonable chance of success to reverse the ruling of the São Paulo Court of Appeals. Accordingly, as of September 30, 2015, the Company’s inactive subsidiary faces a tax exposure of approximately $8,863, including interest, penalties, legal fees and exchange rate differences. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in November 2015. The tax authorities are required by law to appeal such a decision. Based on the Company’s Brazilian external counsel's opinion, the Company believes that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations. Based on such opinion of counsel, the Company believes that the foreclosure procedures legally cannot be redirected to other Group entities and managers who have not been cited in the foreclosure certificate. Accordingly, the chances that such redirection will lead to a loss recognition are remote.

2.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business, specifically in certain jurisdictions in Latin America. The Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
The Group has accrued $5,185 and $3,441 as of September 30, 2015 and December 31, 2014, respectively, for the expected implications of such legal and tax contingencies. These accruals consist of $2,539 and $2,689 of tax related accruals and $2,646 and $752 of legal and other accruals as of September 30, 2015 and December 31, 2014, respectively. The accruals related to tax contingencies have been assessed by the Group's management, based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $23,149 and $12,053 as of September 30, 2015 and December 31, 2014, respectively. The estimated exposure for legal and other related accruals is $9,635 and $2,472 as of September 30, 2015 and December 31, 2014, respectively.

In 2014 the Group's subsidiary joined a federal tax amnesty program in Brazil ("Refis"). The Refis program allows companies to pay reduced amounts of interest and fines, or none at all, in order to settle their open tax cases (direct and indirect taxes). The subsidiary paid approximately $2,059 under the Refis program. Accordingly, it then reversed accruals that were previously recorded in its books for some of these claims and therefore recorded income of approximately $619 in general and administrative expenses, $1,811 in financial income and an expense of $315 in tax expenses.

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Group has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Group's management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Group.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450"), when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Group's management, based on its legal counsels' opinions', believes that an adequate accrual was provided to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Guarantees:

The Group guarantees its performance to certain customers (generally to government entities) through bank guarantees and corporate guarantees. Guarantees are often required for the Group's performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

As of September 30, 2015, the aggregate amount of bank guarantees and surety bonds outstanding in order to secure the Group's various performance obligations was $122,434, including an aggregate of $88,763 on behalf of the subsidiary in Peru. The Group has $59,735 of restricted cash as collateral for these guarantees.

In order to guarantee the Group's performance obligations for its activities in Colombia, the Group secured insurance from a Colombian insurance company. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employees’ salary and benefit costs of approximately $13,951 and $3,033, respectively.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

NOTE 6:	NET LOSS PER SHARE

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive for all periods presented, was 4,343,813 and 5,703,521 for the nine months ended September 30, 2015 and 2014, respectively.

All employee stock options and RSUs were anti-dilutive for the periods of nine months ended September 30, 2015 and 2014.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	DERIVATIVE INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related  payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses. The forward contracts are expected to occur at various dates within the following 12 months.

During the nine months ended September 30, 2015 and 2014, the Company recognized a net loss related to the effective portion of the hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations in the following line items:

	Nine months ended September 30,
	2015	2014
	Unaudited
Cost of revenues of products	$(97)	$(15)
Cost of revenues of services	(54)	(10)
Research and development, net	(282)	(46)
Selling and marketing	(175)	(23)
General and administrative	(182)	(28)

	$(788)	$(123)

The ineffective portion of the hedged instruments which was recorded during the nine months ended September 30, 2015 and 2014, was immaterial and has been recorded as financial income (loss).

One of the Group's subsidiaries entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income related to these contracts in the period of nine months ended in September 30, 2015 and 2014 was $1,133 and $302, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	DISCONTINUED OPERATION:

In December 2, 2013, the Company sold its subsidiary, Spacenet Inc. (“ Spacenet”) subsidiary to SageNet of Tulsa, LLC for approximately $16,000, subject to certain post-closing adjustments and expenses. The Company recorded a loss of $1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. Spacenet was sold in order to allow the Company to better focus its assets and management attention on its core business strategy and strategic target markets.

During 2015 and 2014, the post-closing adjustments were resolved and consequently the Company incurred additional expenses of $200 and $795, respectively, related to those adjustments.
Spacenet was previously part of the Service Division. Following its sale, Spacenet's results, as well as income and costs related to the sale were accounted as discontinued operation.

NOTE 9:	RESTRUCTURING COSTS:

During the third quarter of 2015, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plans, as of September 30, 2015 the Company recognized costs of $202 for one-time employee termination benefits and $784 for costs to terminate a contract. These costs were recorded as part of “Restructuring Costs” in the Statement of Operations and are attributable to the Mobility and Commercial Divisions. Out of the total amount of restructuring expenses, $599 was paid by September 30, 2015.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately, for information on operating segments see Note 1a:

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	Financial data relating to reportable operating segments:

	Nine months ended September 30, 2015 (unaudited)
	Commercial	Mobility	Services	Total

Revenues	70,026	28,695	31,140	129,861
Cost of revenues	43,824	22,672	29,641	96,137

Gross profit	26,202	6,023	1,499	33,724

R&D expenses:
Expenses incurred	12,875	6,368	-	19,243
Less – grants	546	17	-	563

	12,329	6,351	-	18,680

Selling and marketing	12,416	5,485	824	18,725
General and administrative	6,134	5,020	4,072	15,226
Restructuring costs	705	281	-	986
Goodwill impairment	-	20,402	-	20,402

Operating loss	(5,382)	(31,516)	(3,397)	(40,295)
Financial expenses, net				(5,850)
Loss before taxes				(46,145)
Taxes on income				740
Net loss from continuing operations				(46,885)
Net loss from discontinued operation				(200)
Net loss				(47,085)

Depreciation and amortization expenses	3,554	5,503	2,402	11,459

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Nine months ended September 30, 2014 (unaudited)
	Commercial	Mobility	Services	Total

Revenues	97,603	38,972	25,461	162,036
Cost of revenues	57,667	26,300	20,206	104,173

Gross profit	39,936	12,672	5,255	57,863

R&D expenses:
Expenses incurred	14,153	6,678	-	20,831
Less – grants	1,406	396	-	1,802

	12,747	6,282	-	19,029

Selling and marketing	18,458	5,807	1,015	25,280
General and administrative	5,255	4,097	4,659	14,011

Operating income (loss)	3,476	(3,514)	(419)	(457)
Financial expenses, net				(1,898)
Loss before taxes				(2,355)
Taxes on income				783
Net loss from continuing operations				(3,138)
Net loss from discontinued operation				(795)
Net loss				(3,933)

Depreciation and amortization expenses	3,638	6,225	1,763	11,626

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Nine months ended
	September 30,
	2015	2014
	Unaudited

Latin America	$59,721	$71,841
Asia and Asia Pacific	32,678	36,423
United States	21,669	28,690
Europe	15,539	11,883
Africa	254	13,199

	$129,861	$162,036

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

c.
A major customer located in Latin America accounted for 11% of the total consolidated revenues for the nine months ended September 30, 2015. During the nine months ended September 30, 2014 the Group did not have any customer generating revenues exceeding 10% of the Group’s total revenues.

d.	The Group's long-lived assets are located as follows:

	September 30,	December 31,
	2015	2014
	Unaudited

Israel	$64,433	$66,457
Latin America	8,982	11,932
United States	1,861	1,999
Europe	9,610	9,486
Other	1,086	1,019

	$85,972	$90,893